FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 19, 2026

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited consolidated financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), float, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces 2025 fiscal year net earnings of $4,772.4 million ($213.78 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2024 net earnings of $3,874.9 million ($160.56 net earnings per diluted share after payment of preferred share dividends). Book value per basic share at December 31, 2025 was $1,260.19 compared to $1,059.60 at December 31, 2024 (an increase of 20.5% adjusted for the $15 per common share dividend paid in the first quarter of 2025).

"2025 was the best year in our history with net earnings of $4.8 billion or $213.78 per diluted share, reflecting record underwriting profit and interest and dividends, continued strong contributions from our share of profit of associates and non-insurance companies and very strong net gains on investments. All of our major insurance and reinsurance segments achieved combined ratios below 100% for a consolidated combined ratio of 93.0% and record underwriting profit of $1.8 billion, on an undiscounted basis. Our property and casualty insurance and reinsurance operations achieved adjusted operating income of $4.6 billion and operating income of $5.9 billion including the benefit of discounting, net of a risk adjustment on claims. Gross premiums written grew by 2.3% or $0.8 billion to $33.3 billion and net premiums written grew by 3.9%.

"Our investment performance was also outstanding, producing net gains on investments of $3.2 billion, principally comprising net gains on common stocks of $3.1 billion and on bonds of $0.4 billion and record interest and dividend income of $2.6 billion.

"During the year we purchased 1,006,535 subordinate voting shares for cancellation for cash consideration of $1.6 billion, or $1,615 per share", said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2025	2024	2025	2024
	($ millions)
Gross premiums written	7,713.7	7,548.7	33,626.8	32,825.4
Net premiums written	5,901.0	5,923.0	26,625.0	25,607.4
Net insurance revenue	6,698.9	6,329.3	26,072.9	24,866.4

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	342.2	301.2	1,128.9	1,101.1
Global Insurers and Reinsurers	785.3	1,026.1	2,413.4	3,037.4
International Insurers and Reinsurers	154.9	144.1	608.8	463.6
Insurance service result	1,282.4	1,471.4	4,151.1	4,602.1
Other insurance operating expenses	(262.6)	(292.1)	(1,043.1)	(1,038.1)
Interest and dividends	559.3	632.8	2,241.5	2,224.6
Share of profit of associates	159.3	236.7	571.7	745.1
Operating income - Property and Casualty Insurance and Reinsurance	1,738.4	2,048.8	5,921.2	6,533.7
Operating loss - Life insurance and Run-off	(255.7)	(108.8)	(213.7)	(92.1)
Operating income - Non-insurance companies	101.1	150.1	397.4	241.4
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(317.9)	203.4	(1,836.8)	(1,279.9)
Net gains (losses) on investments	717.1	(403.2)	3,151.4	1,067.2
Interest expense	(211.0)	(172.7)	(821.9)	(649.0)
Corporate overhead and other	(16.0)	(40.4)	(157.3)	(182.8)
Earnings before income taxes	1,756.0	1,677.2	6,440.3	5,638.5
Provision for income taxes	(272.8)	(359.3)	(1,156.5)	(1,375.6)
Net earnings	1,483.2	1,317.9	5,283.8	4,262.9

Attributable to:
Shareholders of Fairfax	1,238.3	1,152.2	4,772.4	3,874.9
Non-controlling interests	244.9	165.7	511.4	388.0
	1,483.2	1,317.9	5,283.8	4,262.9
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	Fourth quarter		Year ended December 31,
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
	($ millions)
Insurance service result	1,282.4	1,471.4	4,151.1	4,602.1
Other insurance operating expenses	(262.6)	(292.1)	(1,043.1)	(1,038.1)
Discounting of losses and ceded losses on claims recorded in the period	(369.9)	(399.6)	(1,621.6)	(1,667.5)
Changes in the risk adjustment and other	102.6	(121.4)	330.2	(105.1)
Underwriting profit	752.5	658.3	1,816.6	1,791.4
Interest and dividends	559.3	632.8	2,241.5	2,224.6
Share of profit of associates	159.3	236.7	571.7	745.1
Adjusted operating income	1,471.1	1,527.8	4,629.8	4,761.1

Net Earnings
Highlights for fiscal year 2025 (with comparisons to fiscal year 2024 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 3.9% to a record $26.3 billion from $25.3 billion, while gross premiums written increased by 2.3%, reflecting growth at most operating companies, with the majority of the growth due to continued new business across reinsurance and casualty lines and modest rate increases in certain key segments.
•The consolidated undiscounted combined ratio of the property and casualty insurance and reinsurance operations was 93.0%, producing record underwriting profit of $1,816.6 million, compared to an undiscounted combined ratio of 92.7% and underwriting profit of $1,791.4 million in 2024. The increase reflected growth in business volumes and higher net favourable prior year reserve development of $751.5 million, or 2.9 combined ratio points (2024 - $593.6 million or 2.4 combined ratio points), partially offset by increased current period catastrophe losses of $1,242.1 million, or 4.8 combined ratio points (2024 - $1,099.3 million, or 4.5 combined ratio points).
•Adjusted operating income (which excludes the benefit of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations modestly decreased by 2.8% to $4,629.8 million from $4,761.1 million, reflecting decreased share of profit of associates, partially offset by increased underwriting profit and interest and dividends.
•The consolidated statement of earnings included a net loss of $58.5 million (2024 – a net loss of $529.9 million) reflecting the effects of decreases in discount rates during the year, which was comprised of a net loss on insurance contracts and reinsurance contracts held of $443.9 million, partially offset by net gains on bonds of $385.4 million. Of the $58.5 million net loss in 2025, a net benefit of $8.7 million was incurred in the fourth quarter (2024 – a net loss of $437.7 million).
•Float of the property and casualty insurance and reinsurance operations increased by 11.2% to $39.3 billion at December 31, 2025 from $35.4 billion at December 31, 2024.
•Life insurance and Run-off operations reported an operating loss of $213.7 million compared to an operating loss of $92.1 million in 2024, principally reflecting higher net adverse prior year reserve development at Run-off of $298.5 million in 2025 (2024 - $221.1 million) on an undiscounted basis, primarily related to latent hazard claims.
•Consolidated interest and dividends increased from $2,511.9 million to $2,574.0 million of which $2,241.5 million (2024 - $2,224.6 million) was earned by the investment portfolios of the property and casualty insurance and reinsurance operations. At December 31, 2025 the company's insurance and reinsurance companies held portfolio investments of $70.0 billion (excluding Fairfax India's portfolio of $2.1 billion), of which $9.0 billion was in cash and short term investments representing 12.8% of those portfolio investments.
•Consolidated share of profit of associates of $816.1 million (comprised of $571.7 million earned by the property and casualty insurance and reinsurance operations investment portfolios), principally reflected share of profit of $474.1 million from Eurobank, $286.9 million from Poseidon (formerly Atlas), $55.1 million from Digit and $52.5 million from EXCO, partially offset by share of loss of $64.7 million from Waterous Energy Fund III. Consolidated share of profit of associates of $956.3 million in 2024 included $57.0 million from Peak Achievement, which was consolidated on December 20, 2024.

•Net gains on investments of $3,151.4 million (net gains on investments of $717.1 million in the fourth quarter) consisted of the following:

	Fourth quarter of 2025
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	416.3	529.3	945.6
Bonds	(20.4)	(13.1)	(33.5)
Other	(14.8)	(180.2)	(195.0)
	381.1	336.0	717.1

	Year ended December 31, 2025
	($ millions)
	Realized gains (losses)	Unrealized gains	Net gains (losses)
Net gains (losses) on:
Equity exposures	1,033.3	2,016.8	3,050.1
Bonds	(233.3)	618.7	385.4
Other	(436.6)	152.5	(284.1)
	363.4	2,788.0	3,151.4

•Net gains on equity exposures of $3,050.1 million in 2025 was primarily comprised of net gains on common stocks of $1,491.2 million and net gains of $840.6 million on the company's continued holdings of equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 million (Cdn$846.1 million) or $377.19 (Cdn$480.62) per share.
Net gains on bonds of $385.4 million primarily reflected net unrealized gains on U.S. treasuries, principally due to the decrease in interest rates during 2025.
Net losses on other of $284.1 million principally reflected net losses of $439.7 million due to fluctuations in foreign currency exchange rates on the company's investment portfolio. Conversely, associates and subsidiaries with foreign-denominated functional currencies experienced foreign currency translation gains of $305.8 million that were recorded in other comprehensive income.
•The company's fixed income portfolio remains conservatively positioned with effectively 75% of the fixed income portfolio invested in government bonds, 14% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.
•The non-insurance companies reported increased operating income of $397.4 million compared to $241.4 million in 2024 primarily reflecting the consolidation of Peak Achievement on December 20, 2024 and the acquisition of Sleep Country on October 1, 2024.
•Interest expense of $821.9 million (inclusive of $73.9 million on leases) was primarily comprised (other than leases) of $524.7 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $223.3 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•Provision for income taxes of $1,156.5 million with an effective tax rate of 18.0% decreased from $1,375.6 million with an effective tax rate of 24.4% in 2024, principally reflecting higher benefit from the tax rate differential on income and losses outside Canada and higher non-taxable investment income.
Other Key Financial Highlights
•At December 31, 2025 the holding company held $2.7 billion of cash, marketable securities and investments, and an additional $2.2 billion, at fair value, of investments in associates and consolidated non-insurance companies.

•The excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries increased to $3.1 billion at December 31, 2025 from $1.5 billion at December 31, 2024, with $1.4 billion of that increase related to an increase in the publicly traded market price of Eurobank.
•During 2025 the company redeemed all of its Series E, F, G, H, I, J and M preferred shares with an aggregate carrying value of $876.5 million for $689.4 million (Cdn$25.00 per share) and recognized a gain of $187.1 million in net changes in capitalization in the consolidated statement of changes in equity.
•Pursuant to the company’s previously announced proposed sale of its Eurolife Life Operations to Eurobank, at December 31, 2025 the company had classified assets of $3.4 billion and liabilities of $3.6 billion related to the Eurolife Life Operations as held for sale in its consolidated balance sheet. The current estimated pre-tax gain on closing is approximately $350 million, which will be affected prior to closing by market value changes in the investment portfolio of the Eurolife Life Operations and by the company's expected purchase of certain investments in that portfolio.
•The company's total debt to total capital ratio, excluding non-insurance companies increased to 26.2% at December 31, 2025 from 24.8% at December 31, 2024, primarily reflecting issuances of unsecured senior notes and redemptions of preferred shares, partially offset by increased common shareholders' equity.
•During 2025 the company purchased 1,006,535 subordinate voting shares for cancellation at a cost of $1,625.2 million or $1,614.69 per share.
•At December 31, 2025 there were 20,856,086 common shares effectively outstanding, representing a decrease of 3.7% from the 21,668,466 common shares effectively outstanding at December 31, 2024.
Subsequent to December 31, 2025
•On February 5, 2026 AGT filed an amended and restated preliminary prospectus with Canadian securities regulatory authorities for a proposed Cdn$460 million initial public offering and secondary offering of its common shares, consisting of a Cdn$425 million treasury issuance and a Cdn$35 million secondary sale, with an expected price range of Cdn$26 to Cdn$30 per common share. Both Fairfax and AGT's CEO are not selling any common shares in the offering. Subsequent to AGT's initial public offering, the company expects to have, directly or indirectly, an equity interest in AGT of approximately 51% to 53%.
•On February 16, 2026 the company and Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) entered into a definitive merger agreement pursuant to which Kennedy Wilson will be acquired, in an all cash-transaction, by a consortium led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, and certain other senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). Under the merger agreement, the Consortium will acquire all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash (the “Transaction”). Concurrent with the merger agreement, the company also committed to provide the Consortium with funding of up to $1.65 billion, principally to fund the Transaction’s cash purchase price. The Transaction is subject to customary closing conditions, including shareholder approvals, and is expected to close in the second quarter of 2026.
•The company has purchased 130,573 of its subordinate voting shares for cancellation at an aggregate cost of $220.0 million or $1,684.70 per share.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio, prior year reserve development and catastrophe loss information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its 2025 year-end results at 8:30 a.m. Eastern time on Friday February 20, 2026. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 20, 2026. The replay may be accessed at 1 (866) 360-3309 (Canada or U.S.) or 1 (203) 369-0164 (International).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2025 and December 31, 2024
(US$ millions except per share amounts)

	December 31, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $207.8; December 31, 2024 – $193.6)	2,724.9	2,502.7
Insurance contract receivables	1,006.2	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $640.4; December 31, 2024 – $1,240.7)	8,979.2	7,620.5
Bonds (cost $39,655.2; December 31, 2024 – $37,852.9)	39,988.8	37,390.3
Preferred stocks (cost $957.4; December 31, 2024 – $944.6)	2,307.4	2,365.0
Common stocks (cost $7,926.0; December 31, 2024 – $7,116.1)	9,204.0	7,464.2
Investments in associates (fair value $11,057.7; December 31, 2024 – $8,144.8)	8,362.3	7,153.3
Derivatives and other invested assets (cost $1,312.7; December 31, 2024 – $903.9)	1,764.3	1,159.7
Assets pledged for derivative obligations (cost $187.2; December 31, 2024 – $154.8)	190.8	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,685.1; December 31, 2024 – $3,163.3)	2,125.0	1,916.6
	72,921.8	65,220.4

Assets held for sale	3,445.9	—
Reinsurance contract assets held	11,251.0	10,682.6
Deferred income tax assets	367.1	325.0
Goodwill and intangible assets	8,339.4	8,278.2
Other assets	7,731.4	8,988.0
Total assets	107,787.7	96,777.3

Liabilities
Accounts payable and accrued liabilities	6,119.7	6,078.3
Derivative obligations	786.9	356.9
Liabilities associated with assets held for sale	3,638.1	—
Deferred income tax liabilities	1,946.7	1,714.0
Insurance contract payables	338.3	923.0
Insurance contract liabilities	50,441.0	47,602.2
Borrowings – holding company and insurance and reinsurance companies	10,455.7	8,858.2
Borrowings – non-insurance companies	3,187.2	2,895.5
Total liabilities	76,913.6	68,428.1

Equity
Common shareholders’ equity	26,282.6	22,959.8
Preferred stock	231.7	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax	26,514.3	24,068.0
Non-controlling interests	4,359.8	4,281.2
Total equity	30,874.1	28,349.2
	107,787.7	96,777.3

Book value per basic share	$1,260.19	$1,059.60

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the fourth quarters and years ended December 31, 2025 and 2024
(US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2025	2024	2025	2024
Insurance
Insurance revenue	8,110.4	7,744.2	31,595.0	31,064.1
Insurance service expenses	(6,677.2)	(5,834.3)	(26,051.5)	(24,866.8)
Net insurance result	1,433.2	1,909.9	5,543.5	6,197.3
Cost of reinsurance	(1,411.5)	(1,414.9)	(5,522.1)	(6,197.7)
Recoveries of insurance service expenses	975.5	848.0	3,826.6	4,453.2
Net reinsurance result	(436.0)	(566.9)	(1,695.5)	(1,744.5)
Insurance service result	997.2	1,343.0	3,848.0	4,452.8
Other insurance operating expenses	(288.1)	(329.2)	(1,150.7)	(1,182.9)
Net finance income (expense) from insurance contracts	(428.7)	261.0	(2,450.6)	(1,754.9)
Net finance income (expense) from reinsurance contract assets held	110.8	(57.6)	613.8	475.0
	391.2	1,217.2	860.5	1,990.0
Investment income
Interest and dividends	645.8	698.2	2,574.0	2,511.9
Share of profit of associates	251.8	347.0	816.1	956.3
Net gains (losses) on investments	717.1	(403.2)	3,151.4	1,067.2
	1,614.7	642.0	6,541.5	4,535.4
Other revenue and expenses
Non-insurance revenue	2,069.1	2,010.1	8,537.6	6,682.8
Non-insurance expenses	(1,984.6)	(1,903.2)	(8,196.9)	(6,470.5)
Interest expense	(211.0)	(172.7)	(821.9)	(649.0)
Corporate and other expenses	(123.4)	(116.2)	(480.5)	(450.2)
	(249.9)	(182.0)	(961.7)	(886.9)
Earnings before income taxes	1,756.0	1,677.2	6,440.3	5,638.5
Provision for income taxes	(272.8)	(359.3)	(1,156.5)	(1,375.6)
Net earnings	1,483.2	1,317.9	5,283.8	4,262.9

Attributable to:
Shareholders of Fairfax	1,238.3	1,152.2	4,772.4	3,874.9
Non-controlling interests	244.9	165.7	511.4	388.0
	1,483.2	1,317.9	5,283.8	4,262.9

Net earnings per share	$61.85	$54.46	$230.07	$173.41
Net earnings per diluted share	$57.57	$50.42	$213.78	$160.56
Cash dividends paid per share	$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)	21,082	21,928	21,450	22,373

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fourth quarters and years ended December 31, 2025 and 2024
(US$ millions)

	Fourth quarter		Year ended December 31,
	2025	2024	2025	2024

Net earnings	1,483.2	1,317.9	5,283.8	4,262.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	38.7	(500.4)	278.9	(652.5)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(41.5)	123.3	(110.1)	173.9
Gains (losses) on hedge of net investment in European operations	0.4	60.0	(103.6)	51.5
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	2.0	(202.4)	240.6	(135.3)
Other	(1.8)	(1.1)	(2.1)	(6.3)
	(2.2)	(520.6)	303.7	(568.7)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	6.5	—	18.9	—
Net unrealized foreign currency translation losses on associates reclassified to net earnings	0.4	6.3	2.1	6.5
	4.7	(514.3)	324.7	(562.2)
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	27.8	17.0	54.3	44.3
Share of net losses on defined benefit plans of associates	(1.2)	(0.5)	(0.7)	(1.6)
Other	5.4	9.6	(3.7)	21.1
	32.0	26.1	49.9	63.8

Other comprehensive income (loss), net of income taxes	36.7	(488.2)	374.6	(498.4)
Comprehensive income	1,519.9	829.7	5,658.4	3,764.5

Attributable to:
Shareholders of Fairfax	1,291.0	724.4	5,197.0	3,455.3
Non-controlling interests	228.9	105.3	461.4	309.2
	1,519.9	829.7	5,658.4	3,764.5

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2025 and 2024 were as follows:

Gross Premiums Written	Fourth quarter		Year ended December 31,		% change year-over-year
	2025	2024	2025	2024	Fourth quarter	Full year
Northbridge	587.0	613.6	2,397.6	2,511.4	(4.3)%	(4.5)%
Crum & Forster	1,631.3	1,282.6	6,159.8	5,625.9	27.2%	9.5%
Zenith National	178.8	154.6	777.2	729.6	15.7%	6.5%
North American Insurers	2,397.1	2,050.8	9,334.6	8,866.9	16.9%	5.3%

Allied World	1,454.3	1,452.4	7,383.4	7,149.8	0.1%	3.3%
Odyssey Group	1,399.8	1,562.1	6,282.5	6,245.5	(10.4)%	0.6%
Brit(1)	669.3	713.4	3,072.9	2,961.6	(6.2)%	3.8%
Ki(1)	168.8	202.5	828.3	798.1	(16.6)%	3.8%
Global Insurers and Reinsurers	3,692.2	3,930.4	17,567.1	17,155.0	(6.1)%	2.4%

International Insurers and Reinsurers	1,541.0	1,458.7	6,383.0	6,505.5	5.6%	(1.9)%

Property and casualty insurance and reinsurance	7,630.3	7,439.9	33,284.7	32,527.4	2.6%	2.3%

Net Premiums Written	Fourth quarter		Year ended December 31,		% change year-over-year
	2025	2024	2025	2024	Fourth quarter	Full year
Northbridge	529.4	552.5	2,118.9	2,226.3	(4.2)%	(4.8)%
Crum & Forster	1,169.8	944.1	4,708.7	4,233.7	23.9%	11.2%
Zenith National	185.9	158.7	810.9	741.6	17.1%	9.3%
North American Insurers	1,885.1	1,655.3	7,638.5	7,201.6	13.9%	6.1%

Allied World	863.1	929.3	5,104.3	5,049.1	(7.1)%	1.1%
Odyssey Group	1,327.9	1,460.2	5,961.2	5,895.0	(9.1)%	1.1%
Brit(1)	580.5	598.1	2,545.1	2,443.2	(2.9)%	4.2%
Ki(1)	167.0	189.6	766.8	713.6	(11.9)%	7.5%
Global Insurers and Reinsurers	2,938.5	3,177.2	14,377.4	14,100.9	(7.5)%	2.0%

International Insurers and Reinsurers	1,004.9	991.8	4,312.8	4,033.1	1.3%	6.9%

Property and casualty insurance and reinsurance	5,828.5	5,824.3	26,328.7	25,335.6	0.1%	3.9%

Combined Ratios	Undiscounted				Discounted
	Fourth quarter		Year ended December 31,		Fourth quarter		Year ended December 31,
	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	84.0%	83.3%	88.7%	89.3%	74.5%	81.7%	80.3%	82.2%
Crum & Forster	93.8%	92.6%	94.8%	95.0%	85.6%	82.6%	86.7%	85.9%
Zenith National	99.3%	101.8%	102.0%	99.1%	91.1%	98.4%	92.7%	90.8%
North American Insurers	91.7%	90.8%	93.8%	93.7%	83.2%	83.9%	85.5%	85.3%

Allied World	81.4%	83.4%	89.3%	89.1%	72.4%	72.7%	80.1%	77.5%
Odyssey Group	86.6%	85.3%	93.8%	91.2%	79.8%	58.4%	86.0%	76.2%
Brit(1)	89.0%	94.2%	92.7%	92.2%	82.7%	80.0%	81.9%	73.3%
Ki(1)	84.9%	107.2%	95.7%	98.2%	75.5%	88.3%	77.3%	83.2%
Global Insurers and Reinsurers	85.1%	87.3%	92.1%	91.0%	77.3%	69.7%	82.5%	76.6%

International Insurers and Reinsurers	94.4%	95.5%	94.7%	97.3%	86.4%	85.9%	85.6%	89.1%

Property and casualty insurance and reinsurance	88.6%	89.5%	93.0%	92.7%	80.7%	76.6%	83.9%	81.4%

(1)    On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented for Brit exclude the results of Ki.

Prior year reserve development and current period catastrophe losses, both on undiscounted basis, of the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2025 and 2024 were as follows:
Net Favourable Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2025	2024	2025	2024
Northbridge	(49.5)	(33.5)	(119.2)	(58.1)
Crum & Forster	(2.0)	(0.2)	(6.1)	(0.8)
Zenith National	(1.9)	(13.2)	(6.7)	(42.1)
North American Insurers	(53.4)	(46.9)	(132.0)	(101.0)

Allied World	(19.4)	(20.9)	(47.4)	(22.2)
Odyssey Group	(84.9)	(156.4)	(196.4)	(207.4)
Brit(1)	(1.5)	(3.6)	(67.2)	(14.1)
Ki(1)	(13.8)	(12.6)	(28.1)	(13.7)
Global Insurers and Reinsurers	(119.6)	(193.5)	(339.1)	(257.4)

International Insurers and Reinsurers	(85.0)	(61.0)	(280.4)	(235.2)

Property and casualty insurance and reinsurance	(258.0)	(301.4)	(751.5)	(593.6)
(1)    On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented for Brit exclude the results of Ki.

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2025		2024		2025		2024
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
California wildfires	(4.7)	(0.1)	—	—	722.8	2.8	—	—
Hurricane Melissa	79.3	1.2	—	—	79.3	0.3	—	—
Hurricane Milton	—	—	235.3	3.8	—	—	235.3	1.0
Hurricane Helene	—	—	68.9	1.1	—	—	174.0	0.7
Canadian events(3)	—	—	10.0	0.2	—	—	142.1	0.6
Dubai floods	—	—	17.8	0.3	—	—	89.1	0.4
Other	96.1	1.5	67.2	1.0	440.0	1.7	458.8	1.8
Total catastrophe losses	170.7	2.6	399.2	6.4	1,242.1	4.8	1,099.3	4.5
(1)    Net of reinstatement premiums.
(2)    Expressed in combined ratio points.
(3)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflict in Ukraine and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	December 31, 2025			December 31, 2024
	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	13,642.9	3,187.2	10,455.7	11,753.7	2,895.5	8,858.2
Total equity	30,874.1	1,354.4	29,519.7	28,349.2	1,541.0	26,808.2
Total capital	44,517.0		39,975.4	40,102.9		35,666.4

Total debt to total capital ratio	30.6%		26.2%	29.3%		24.8%

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025).
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at December 31, 2025 were $9,913.7 and $7,456.9 (December 31, 2024 - $7,394.9 and $6,615.9), which are the values included in the company's information on consolidated balance sheets as at December 31, 2025 and December 31, 2024. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's information on consolidated balance sheets as at December 31, 2025 and December 31, 2024.